Exhibit 15.3

18 March 2026

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for The Magnum Ice Cream Company B.V. and, under the date of 6 August 2025, we reported on the combined carve-out financial statements of Unilever PLC’s Ice Cream business in certain jurisdictions (“the Ice Cream Business”) as of 31 December 2024, 2023 and 2022 and 1 January 2022 and for the three year period ended 31 December 2024. On 6 December 2025, we were dismissed.

We have read The Magnum Ice Cream Company N.V.’s statements included under Item 16.F of its Form 20-F dated 18 March 2026, and we agree with such statements except we are not in a position to agree or disagree with The Magnum Ice Cream Company N.V.‘s statement that the change was approved by the board of directors or the stated reason for changing principal accountants.

Very truly yours,

/s/ KPMG LLP